EXHIBIT 12.2

PETROLEOS DE VENEZUELA, S.A.

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2000	1999	1998	1997	1996
	(millions of U.S. dollars)
Income before provision for income taxes:	12,979	5,350	2,075	10,466	10,329
Distributions in excess of equity earnings of affiliates	—	78	47	—	—
Equity earnings (losses) in excess of distributions	(298)	—	—	(21)	(11)
Interest	672	662	365	315	343
Amortization of previously capitalized interest	93	538	52	52	52
Portion of rent representative of interest factor	17	62	38	82	67

Income as adjusted	13,463	6,690	2,577	10,894	10,780

Fixed charges:
Interest expense	672	662	365	315	343
Capitalized interest	59	188	182	180	229
Portion of rent representative of interest factor	17	62	38	82	67

Total fixed charges	748	912	585	577	639

Ratio of earnings to fixed charges:	18	7	4	19	17